May 23, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  John Reynolds, Assistant Director

Re:         Gold Ridge Resources, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 15, 2013
File No. 333-184793

Ladies and Gentlemen:

This letter sets forth the responses of Gold Ridge Resources, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of May 21, 2012.  Each numbered paragraph below responds to the comment having the same number in the May 21 comment letter.

Responses to Comments:

1.	Disclosure has been added that Ms. Flansburg was retired between 2008 and 2010. In addition, language has been added identifying the name used by David Mough in this consulting business. (page 46)
2.	Language has been added indicating that the loans by Mr. Mough are non-interest bearing, and that the outstanding balance at March 31, 2013 is the highest aggregate total outstanding balance.
3.	In Amendment No. 2 we had intended to remove from the Subscription Agreement the representation that the prospectus had been read. The text has been removed in Amendment No. 3.
4.	A new consent of auditors has been obtained and filed as Exhibit 23.2.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ David Mough

President